FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    March 2009

Commission File Number   000-21968

BRAZAURO RESOURCES CORPORATION
16360 Park Ten Place, Suite 217
Houston, TX 77084

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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Yes                  No

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EXHIBIT INDEX

Exhibit No.            Description

1                           Press Release Dated March 2, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 2, 2009	BRAZAURO RESOURCES CORPORATION /s/ Mark E. Jones, III Mark E. Jones, III Chairman

EXHIBIT 1

16360 PARK TEN PLACE, SUITE 217

HOUSTON, TX 77084

March 2, 2009	Trading Symbol: BZO-TSXV

Brazauro Converts 85% of the Resources at Tocantinzinho into
Indicated and Measured Categories

Reports drilling results carried out by Eldorado Gold Corp. in 2008 including
212.64 m grading 2.01 g/t Au and 175.56 m grading 1.94 g/t Au.

Houston, TX – Brazauro Resources Corp. (TSXV: BZO) is pleased to announce an NI 43-101-compliant resource update, plus results of additional drilling carried out by Eldorado Gold Corp. at Brazauro’s 100%-owned Tocantinzinho Gold Project (TZ) in the Tapajos region of Para state, Brazil. The update of the resource estimate was prepared by NCL Brasil Ltda. The drilling results consist of 12 holes executed by Eldorado as part of its planned 20,000-meter drilling program at Tocantinzinho.

The update of the resource estimate at TZ includes the results from 26 holes drilled by Brazauro in 2008 and 12 holes drilled by Eldorado, also in 2008, for a total of 12,332 meters. The results from these holes were incorporated with the results from the previous 15,022 meters drilled to define the mineralization which were used in the last resource estimate. The total information used in the present estimate consists of 27,354 meters of drilling from 96 diamond drill holes designed to delineate the mineralization. Not considered in these totals are 12 holes drilled by Brazauro to explore other targets in the vicinity of TZ, totalling 2,215 meters.

The new estimate demonstrates that approximately 33% of the resources are measured (16.546 Mt at 1.32 g/t Au), 52% are indicated (29.031 Mt at 1.20 g/t Au) and only 15% are inferred (9.416 Mt at 1.07 g/t Au). The denser drilling pattern has created a more robust database, resulting in a significant increase in the confidence and accuracy of this new resource estimate.

The following table summarizes and details the resources classification.

Category	Oxide			Fresh Rock			Oxide + Fresh Rock			KOz Au
	tons (x000)	g/t Au	Kg Au	tons (x000)	g/t Au	Kg Au	tons (x000)	g/t Au	Kg Au
Measured	365	1.37	500	16,181	1.32	21,294	16,546	1.32	21,795	701
Indicated	1,029	1.07	1,097	28,002	1.20	33,630	29,031	1.20	34,727	1,117
Inferred	1,260	0.83	1,042	8,156	1.10	8,996	9,416	1.07	10,038	323

Numbers may not add up exactly due to rounding.

Chairman and CEO Mark Jones said, “We are very pleased with this new resource statement. The 2008 drilling programs started with a resource that was 50% in the indicated category and 50% in the inferred category. Now, it has been upgraded to 85% in the measured and indicated categories, with just 15% inferred, while adding marginally to the total number of ounces. This excellent result is due to the long intervals of consistent grades of mineralization that are the hallmark of the TZ project.”

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This estimate was based on a grade shell of 0.20 g/t Au. The samples contained within this solid were selected, transformed to 2 meters composites and used to study the variography. Ordinary kriging was used to interpolate gold grades into 10mx10mx5m blocks. The categorization was undertaken based on number of samples adjacent to each block. To define blocks with reasonable prospects of economic extraction, a Whittle envelope was estimated, based on economic and technical parameters considered feasible to occur along the life of the project. Resources were defined as the blocks contained within this envelope and above the marginal cut-off of 0.23 g/t Au.

The new drilling results also indicate the potential for additional gold resources below the bottom of the conceptualized pit that was designed for the initial scoping study.

The objectives of Eldorado’s current drilling program are to confirm previous drilling carried out by Brazauro, to fill in the drilling grid, to investigate the nature of the enclosing rocks and to provide larger samples for metallurgical testing.

All of the holes drilled by Eldorado thus far were designed to intercept the mineralization zone except for hole TOC-101, which investigated the enclosing country rocks. This is why it has no significant assays. The table below summarizes the results of the 12 holes drilled by Eldorado for which results have been received.

Hole	Length	Au grade	From (m)	To (m)	Final Depth (m)
TOC-97 including	139.99 m 34.00 m	1.21 g/t 2.59 g/t	208.95 310.00	348.94 344.00	422.14
TOC-98 including	125.40 m 85.75 m	2.06 g/t 2.82 g/t	234.30 257.60	359.70 343.35	450.18
TOC-99	26.62 m 66.57 m	0.76 gt/ 0.56 g/t	24.38 115.43	51.00 182.00	238.06
TOC-100	206.75 m	0.70 g/t	29.05	235.80	284.98
TOC-101	No significant assays				164.59
TOC-102 including	212.64 m 123.62 m	2.01 g/t 2.81 g/t	22.86 99.55	235.50 223.17	280.41
TOC-103	27.57 m 79.06 m	2.57 g/t 0.97 g/t	36.17 96.00	63.74 175.06	336.49
TOC-104	48.00 m	1.20 g/t	0.00	48.00	201.16
TOC-105 including	175.56 m 46.03 m	1.94 g/t 4.56 g/t	49.44 173.42	225.00 219.45	320.04
TOC-106 including	122.50 m 32.50 m 10.40 m	1.55 g/t 2.43 g/t 5.00 g/t	157.50 180.00 267.60	280.00 212.50 278.00	391.66
TOC-107 including	184.23 m 22.80 m 21.05 m	1.64 g/t 2.01 g/t 6.48 g/t	210.77 280.20 358.95	395.00 303.00 380.00	428.24
TOC-108	190.05 m	0.63 g/t	226.00	416.05	416.05

Mineralized intervals are determined using a cut-off of 0.20 g/t Au. All intercepts are “down the hole” and do not represent true widths. All holes are inclined from 48° to 71° from horizontal.

In accordance with the Option/Joint Venture Agreement signed in July, 2008, Eldorado Gold Corp. is managing the Tocantinzinho Project.

Eldorado has the option to acquire a 60% interest in the Tocantinzinho Project for $40 million by committing to an expenditure of $9.5 million over a two year period toward completing an NI 43-101 compliant feasibility study. Eldorado will have a second option to purchase an additional 10% of the Tocantinzinho Project for a further $30 million once a construction decision has been

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made following the completion of a feasibility study. Eldorado will have a third option to purchase an additional 5% of the Tocantinzinho Project for a further $20 million. If the feasibility study outlines between 2 and 2.5 million proven and probable ounces of gold, the price will be increased by $5million and if it outlines more than 2.5 million proven and probable ounces of gold, the price will be increased by $10 million.

Sampling Procedures

The recovered NTW and BTW-size cores are split in half by a standard rock saw. One-half is sent to the laboratory in intervals not greater than 2 meters in length and cut depending on geologic parameters. The remaining half-core is stored on site. The samples were bagged in lots of fifty (50) and flown from the project site to Itaituba, where SGS-Geosol Ltda. has a sample prep facility. Samples are dried at 105°C, crushed to 2mm, homogenized, and then a 1.0 kg split is taken from approximately 3kg of material. The 1.0 kg split material is pulverized to minus 150 mesh and a 150g split is then taken from this portion for the fire assay. At Itaituba SGS-Geosol prep lab, one “blank” (pure pulverized quartz) is inserted every 40 samples and a sieve test for crushing (90%-2mm) and pulverizing (95%-150#) is performed every 20 samples. The pulps (150 grams) were then air freighted to the SGS-Geosol analytical laboratory in Belo Horizonte for Fire Assay/AA analysis on 50g split. SGS-Geosol is an ISO9001/2000-certified mining and environmental analysis laboratory, and, in addition, participates in various inter-laboratory proficiency testing programs. In addition to the laboratory quality control, Brazauro and Eldorado have added their own check samples each 10 samples.

Mr. Rodrigo Mello, a qualified person as defined in NI 43-101 and Senior Consultant of Belo Horizonte, Brazil, based NCL Brasil Ltda., has read and approved the technical portions of this release.

Mark E. Jones II

Chairman, CEO Brazauro Resources

Corporation

For further information, please contact:

Mark Jones, Chairman Ph: 281-579-3400 info@brazauroresources.com www.brazauroresources.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Certain statements contained in this press release constitute forward-looking statements which are not historical facts and are made pursuant to the “safe harbour” provisions under the United States Private Securities Litigation Reform Act of 1995. When used in this release, words like “anticipate”, “believe”, “estimate”, “expect”, “will”, “intend” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable, are inherently subject to significant business, economic, political and competitive uncertainties and contingencies. Readers are cautioned that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance, achievements or position of the parties to be materially different from the estimated or anticipated future results, performance, achievements or position expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future results, performance, position or achievements. The risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold or certain other commodities (such as fuel and electricity) and currencies; changes or disruptions in the securities markets; legislative, political or economic developments in the jurisdictions in which the companies carry on business; the occurrence of natural disasters, hostilities, acts of war or terrorism; the need to obtain permits and comply with laws and regulations and other regulatory requirements; the possibility that actual results of work may differ from projections/expectations or may not realize the perceived potential of the company’s projects; risks of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in development programs; operating or technical difficulties in connection with exploration, mining or development activities; the speculative nature of gold exploration and development, including the risks of diminishing quantities of grades of reserves and resources; and the risks involved in the exploration, development and mining business.

Brazauro disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

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